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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of February 2004
                      -------------



                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F
                                     -           ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No X
                                    ----       -

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  Board of directors resolutions of Woori Bank, Woori Card and Kwangju Bank in connection with Woori Card's credit card business

The Board of Directors of Woori Bank, Woori Card and Kwangju Bank passed resolutions in connection with (1) the spin off and transfer back to Kwangju Bank of Woori Card's existing portfolio of "Kwangju Bank" brand credit card accounts it originally acquired from Kwangju Bank in March 2003, and (2) the subsequent merger of the remaining credit card business of Woori Card into Woori Bank.

Key Details of the Merger Resolutions
-------------------------------------

1.   Reason for Merger

     -To rehabilitate Woori Card's financial structure and strengthen its business capability

2.   Woori Card-Kwangju Bank Spin Off and Transfer Details

     -Spin off and transfer method: The assets and liabilities to be transferred to Kwangju Bank will be equivalent to the existing portfolio of "Kwangju Bank" credit card accounts Woori Card originally acquired from Kwangju Bank in March 2003

     -Stock to be issued in connection with the merger: Not applicable

     -Spin off and transfer date: March 29, 2004

3.   Woori Card-Woori Bank Merger Details

     -Merger ratio: 1:0.3581 (Woori Bank:Woori Card)

     -Stock to be issued in connection with the merger: 65,389,060 shares of common stock

     -Merger date: March 31, 2004

     . The merger ratio and stock to be issued in connection with the merger were derived assuming a KRW 800 billion capital increase at Woori Card prior to the merger

4.   Creditor/Bondholder Merger Objection Deadline

     -March 6 through 15, 2004

5.   Woori Bank Capital Base

     -Common stock: KRW3,179,782,900,000

     -Number of shares: 635,956,580 (face value: KRW5,000)


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6.   Woori Card Capital Base

     -Common stock: KRW113,000,000,000

     -Number of shares: 22,600,000 (face value: KRW5,000)

7.   Kwangju Bank Capital Base

     -Common stock: KRW170,402,585,000

     -Number of shares: 34,080,517 (face value: KRW5,000)



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Woori Finance Holdings Co., Ltd.
                                     -------------------------------------------
                                     (Registrant)




Date: February 5, 2004               By: /s/ Won Gihl Sohn
                                     ------------------------------
                                     (Signature)

                                     Name:  Won Gihl Sohn
                                     Title: Managing Director



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